UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

	TABLE OF CONTENTS

Contents
EXPLANATORY NOTE		3
SIGNATURE		4

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The Staff Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period. This guidance was applicable for companies that reported using U.S. GAAP.

In connection with the business combination with Far Point Acquisition Corporation (“FPAC”), following which Global Blue Group Holding AG (the “Company”) became a publicly traded company, outstanding warrants of FPAC were replaced with warrants (the “Warrants”) to purchase ordinary shares of the Company. Since their issuance on August 28, 2020, the outstanding Warrants have been accounted for as equity within the Company’s balance sheet.

Under IFRS, there are alternative perspectives on whether warrants issued by a SPAC that are considered in determining the IFRS 2 charge for listing services can (i) continue to be accounted for under IFRS 2 and presented in equity or (ii) should be evaluated under IAS 32 and presented as a liability and adjusted to fair value at the balance sheet date.

Given the alternative perspectives, the Company believed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants as part of equity. However, the Company understands that the Staff has recently indicated in other instances that SPAC warrants should be accounted for as liabilities instead of equity under IFRS, consistent with the previous guidance that related only to U.S. GAAP.

As previously disclosed in the Company’s Form 6-K filed with the SEC on November 9, 2021, after discussion and evaluation, the Company concluded that the Warrants should be presented as liabilities, reported at fair value with subsequent fair value changes to be recorded in its financial statements at each reporting period and, on November 8, 2021, the audit committee of the board of directors of the Company concluded, after discussion with the Company’s management, that the Company’s condensed interim consolidated financial statements as of and for the three month period ended June 30, 2021 (collectively, the “Interim Financials”) included in the Company’s Form 6-K filed with the SEC on September 3, 2021 (the “Form 6-K”) should no longer be relied upon due to changes required to reclassify the Warrants as liabilities to align with the guidance set forth in the SEC Statement.

Following continuing review and finalization of the evaluation of the impact of the guidance set forth in the Statement on the Company’s audited consolidated financial statements as of and for the fiscal year ended March 31, 2021 (the “Annual Financials”) included in the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2021 (the “Form 20-F”), on

November 18, 2021, the audit committee of the board of directors of the Company concluded that, in light of the recent developments, it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value. Therefore the Company’s audited consolidated financial statements for the year ended March 31, 2021 (the “Affected Period”) should no longer be relied upon and should be restated to present the warrants as a liability and to adjust for the changes in fair value. Further, any previously furnished or filed reports, earnings releases, guidance, investor presentations or similar communications regarding the restatement information for the Affected Period should also no longer be relied upon.

The Company expects to file an amendment to each of the Form 6-K and Form 20-F to restate the Interim Financials and the Annual Financials.

This restatement results in non-cash, non-operating financial statement corrections for the Affected Period and has no material impact on the Company’s cash position, operating expenses or cash flows or its ongoing operations or future plans.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

Cautionary Statements Regarding Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s intent to restate certain historical financial statements and the timing and impact of such restatements. These statements are based on current expectations on the date of this Form 6-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2021

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer